UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 31, 2011

GIANT RESOURCES INC.
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(Registrant’s Name)

246 Stewart Green S.W., Suite 4010
Calgary, Alberta, Canada, T3H 3C8
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:Form 20-F [X]Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 5, 2011, Giant Oil & Gas Inc. (the “Company”), filed Articles of Amendment with Corporations Canada, changing its name from Giant Oil & Gas Inc. to Giant Resources Inc.  effective October 31, 2011 (the “Effective Date”), a copy of which is attached hereto as Exhibit 3.1.

On October 31, 2011, the Company affected a reverse stock split of the Company’s Common Stock at a reverse split ratio of 1-for-100, pursuant to a plan approved by the Company’s Board of Directors.

As a result of the reverse stock split, every one hundred pre-split shares of the Company's common stock issued by the Company as Giant Oil & Gas Inc., issued and outstanding immediately prior to October 31, 2011 were automatically exchanged for one post-split share of common stock without par value, with any fractional shares resulting from the exchange being rounded up to the nearest whole share (the “Stock Split”).  Accordingly, the number of shares of the Company's common stock issued and outstanding has been decreased from 45,272,660 shares to approximately 452,727 shares, without accounting for fractional shares.

The Company has elected to treat the Stock Split as a non-mandatory exchange. As a result, there will be no letter of transmittal sent to the Company’s shareholders directing them to exchange their existing stock certificates. Rather, shareholders will retain their existing pre-split stock certificates until such time as they are submitted to the Company.

The Company's shareholders approved the name change and reverse stock split at the 2011 Annual and Special Meeting of Shareholders held on September 13, 2011.

Symbol Change

In connection with the Name Change described in Item 5.03 above, the Financial Industry Regulatory Authority (“FINRA”) is currently reviewing the Company’s request for Corporate Action and will assign the Company a new stock symbol upon approval. Also, as a result of the Name Change and Reverse Stock Split, the Company’s CUSIP number has changed to 73933D100.

Item 9.01 Exhibits

3.1	Amended Articles of Incorporation.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Giant Resources Inc.

By: /s/ Michael Nott
Name: Michael Nott
Title: President

Date:    November 2, 2011